[Letterhead of White & Case LLP]

October 31, 2007

BY EDGAR SUBMISSION AND FAX

John P. Nolan
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:  Grupo Financiero Galicia S.A.
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed June 29, 2007
     File Number: 000-30852

Dear Mr. Nolan:

     This letter is in response to your letter to Mr. Antonio Garces of Grupo Financiero Galicia S.A. (the "Company") dated September 25, 2007 (the "Comment Letter"). The Comment Letter contained certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the "Form 20-F"). We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company's response.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39.a, PAGE F-69

          1. We note that you provided a full reserve of your net deferred tax assets for 2005 and 2004 because you believed it was not more likely than not that you would generate future taxable income sufficient to absorb any of its net deferred tax assets. During 2006 you state that you substantially reduced the differences between Argentine Banking GAAP and U.S. GAAP due to several factors you mention in this note. In order for us to fully understand why you thought it was appropriate to add back Ps. 371,354 to net income for U.S. GAAP reconciliation purposes, please address how the following contributed to your conclusion that a valuation allowance of Ps. 590,756 was sufficient for your net deferred income tax asset of Ps. 962,110 in light of the following negative evidence and unsettled circumstances consistent with paragraph 23 of SFAS No.109:

     o Your net income before taxes under Argentine Banking GAAP decreased to Ps. 75,324 from Ps. 126,540 in 2006 as compared to 2005;

     o The continual significant involvement by the Argentine Central Bank in your operations related to "asymmetric pesification" and the related exchange, settlement and/or restructurings of various asset and debt instruments for new instruments related to prior years' economic, hyperinflationary and currency related problems in your primary operating environment;

     o The significant risk factors related to Argentina, the Argentine Financial System and to the Bank that you describe beginning on page 7;

     o Why you believe the receipt of 90.8% of the Hedge Bond and settlement of the related advance granted by the Argentine Central Bank in cash and through the exchange of government securities and other transactions with the Central Bank were sufficient positive evidence leading you to provide a significantly smaller valuation allowance for 2006; and

     o Why you apparently measure your valuation allowance on a net deferred tax asset basis and not on gross deferred tax asset basis in accordance with SFAS No. 109.

As a related matter, please explain how you evaluated the negative evidence above with any positive evidence in your judgment of the final valuation allowance determined. We remind you that the more negative evidence that exists
(a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. We note paragraph 25 of SFAS No. 109.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 2

Please note that with respect to the specific negative evidence and unsettled circumstances cited by the Staff below, the Company respectfully submits that such evidence and circumstances were considered by the Company but the Company does not believe it to constitute significant "negative evidence" as of the date of the issuance of the Company's financial statements for the fiscal year 2006 for the following facts and circumstances:

          o Your net income before taxes under Argentine Banking GAAP decreased to Ps. 75,324 from Ps. 126,540 in 2006 as compared to 2005;

With respect to the decrease in Argentine Banking GAAP net income from 2005 to 2006, please note that in the MD&A Section (Item 5.A) it is explained that the variation in net financial income between 2005 and 2006 mainly reflects a change in the valuation criteria of certain bonds, as prescribed by the Argentine Central Bank rules. This change in valuation criteria had no impact on taxable income, as for this purpose all securities are marked-to-market. The Company believes that the U.S. GAAP net income and comprehensive income is more representative of the trend in earnings and more germaine for U.S. GAAP purposes than Argentine Banking GAAP amounts.

          o The continual significant involvement by the Argentine Central Bank in your operations related to "asymmetric pesification" and the related exchange, settlement and/or restructurings of various asset and debt instruments for new instruments related to prior years' economic, hyperinflationary and currency related problems in your primary operating environment;

     The Argentine Central Bank's significant involvement in the Company's operations, which was well beyond their usual regulation and supervision, was a consequence of the 2001-2002 crisis. Such crisis was not caused by hyperinflation but rather by a massive run on the deposits of the Argentine financial system during 2001. This run was triggered by a lack of confidence in the capacity of the Argentine national government to honor its debts and to maintain a fixed exchange rate of U.S.$ 1 = Ps.1, which had been the exchange rate used for the entire prior decade. The 2001-2002 crisis was one of the worst economic and financial crisis ever experienced by the Argentine economy and financial system. However, due to the improvement factors mentioned below, the Company considered the decrease in the involvement of the Argentine Central Bank in its operations to be more of a positive factor in assessing its valuation allowance.

     Due to the extent of the crisis and the amounts and complexities involved, the measures taken by the government to resolve the crisis were extreme and greatly changed the Company's entire balance sheet structure. The implementation of each of these measures (i.e. measures related to asymmetric pesification, the Argentine government's restructuring of the majority of its assets and liabilities governed by Argentine law and compensation for the negative impact of asymmetric pesification on the balance sheets of banks) involved processes that took several years to be implemented and that necessitated the involvement of the Argentine national government and the Argentine Central Bank. As such, the Argentine national government and the Argentine Central Bank were involved in the Company's operations for an extended period of time, until such processes were completed and all related issues were resolved.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 3

These measures also led to other major changes for Banco de Galicia y Buenos Aires, S.A. (the "Bank"), including the need for the Bank to renegotiate its loans with customers over multiple years and its foreign debt (its debt denominated in a foreign currency and subject to foreign law), which also took several years as (i) the Bank had several foreign branches and international subsidiaries and (ii) the Bank had a large and diverse group of creditors. The Argentine Central Bank was also involved in the restructuring of the Bank's foreign debt as it was the Bank's largest creditor at the time.

Although the process of resolving all of the crisis-related financial issues was lengthy, due to the Bank's steady progress, the main issues were successfully resolved as of the date of the Form 20-F for fiscal year 2006. The involvement of the authorities in the Bank's operations decreased in proportion to the progress made by the Bank.

By approximately the end of 2005, the restructuring of assets and liabilities had been completed and the compensation process had advanced significantly. In late 2006 and early 2007, the Bank received all of its Compensatory and Hedge Bonds, and the Bank made substantial progress in improving its balance sheet by significantly reducing its exposure to the public sector and by reducing and fully repaying its high interest crisis-related debt with the Argentine Central Bank. At the time of preparation of the Form 20-F, the Bank had reached a point where the main crisis-related issues had been resolved and where the residual issues were much less significant. In addition, completion of the compensation process meant that the Bank could further reduce its restructured foreign debt during favorable market conditions and, as of the date of the Form 20-F, the Bank was planning to complete a capital increase which also would reduce its restructured foreign debt.

Together with the process of improving its balance sheet and within the context of a growing economy and a reintermediation process that began in late 2002 and that continued through the date of the Form 20-F, the Bank succeeded at significantly increasing the size of its business.

Therefore, as of December 31, 2006, the Bank's financial situation had improved significantly, both with respect to the growth of the Bank's business and the improvement of its balance sheet to counteract the effects of the 2001-2002 crisis. Even though certain residual effects from the crisis still affected the Company's balance sheet, the Company believes that the improvement achieved by the Bank as of the date of the Form 20-F was sufficient to characterize its financial condition as substantially normalized and as no longer predominated by "unsettled circumstances".

          o The significant risk factors related to Argentina, the Argentine Financial System and to the Bank that you describe beginning on page 7;

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 4

The Company respectfully points out that according to Regulation S-K Item 503, the caption "Risk Factors" should include a discussion of the most significant factors that make the offering speculative or risky. Given the highly volatile history of Argentina, investment in the country in general poses a higher level of risk for investors than other countries. As such, in the risk factors section the Company expressly includes several risks in the understanding that this characteristic of Argentina makes disclosure particularly important.

The Company notes that many risk factors included immediately following the 2001-2002 crisis disappeared or were subsequently significantly reduced in light of the improvements in the Argentine economy and the financial system and in the Company's financial condition, which improvements have been constant in the post-crisis years, as described in the Form 20-F under Item 5A.

These improvements have also made those risk factors that the Company has continued including, in most cases, less critical in content, which does not mean that they have necessarily ceased to be risks.

The same argument can help clarify why the Company included most of the risk factors related to Argentina, the Argentine financial system and the Company: such risks are discussed even though the economy, the financial system and the Company's financial condition have evolved favorably over time. If the appropriate sections of the Form 20-F are referred to, the improvements or the positive developments can be better understood.

The Company believes that the improvement in the Argentine economy and in the Bank's financial performance since the crisis are positive factors in connection with the Company's analysis of positive evidence for purposes of assessing its valuation analysis.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 5

          o Why you believe the receipt of 90.8% of the Hedge Bond and settlement of the related advance granted by the Argentine Central Bank in cash and through the exchange of government securities and other transactions with the Central Bank were sufficient positive evidence leading you to provide a significantly smaller valuation allowance for 2006; and

In prior years, the fact that the Bank had not received the Hedge Bond was considered as an unsettled circumstance, as described in paragraph 23 of SFAS 109, that if unfavorably resolved, would adversely affect the future operations and profit levels of the Bank on a continuing basis.

     Receipt by the Bank of the Hedge Bond meant that (i) the process of compensation to the Bank for the effects of the "asymmetric pesification" that had been enacted by the Argentine national government in 2002 was completed,
(ii) the Bank could now apply more of its public-sector assets to business generation activities and (iii) the Bank no longer had to record net financial loss associated with the delay in the delivery of such bond (based on the difference between the receivable from the government and the cost to carry).

Additionally, by receiving the Hedge Bond, the Bank assumed control of the assets that it could use to repay its restructured foreign debt. Indeed, the Bank used part of the Boden 2012 to reduce its restructured foreign debt during 2007.

          o Why you apparently measure your valuation allowance on a net deferred tax asset basis and not on gross deferred tax asset basis in accordance with SFAS No. 109.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 6

In 2004 and 2005, pursuant to paragraph 21 of SFAS 109 the valuation allowance was only recorded for the net deferred tax asset because the taxable temporary differences (deferred tax liabilities) provided assurance of realization of an equivalent amount of deductible temporary differences (deferred tax assets) in the period of the reversal of such temporary differences.

According to paragraph 21 of SFAS 109, there are four possible sources of taxable income that may be used to realize a tax benefit for deductible temporary differences and tax loss carry-forwards. To the extent that evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Deferred tax liabilities (taxable temporary differences) are one of the four sources of taxable income available.

In 2006, the valuation allowance was recorded only on certain deferred tax assets, which mainly consisted of the tax loss carry-forwards. Most of the deductible temporary differences are expected to be realized through the reversal of taxable temporary differences and future taxable income. See Table 2 at the end of this answer.

TABLE 1

TAXABLE INCOME (LOSS) BASED ON ARGENTINE TAX LAW FROM 2002 THROUGH 2006

In millions of pesos
-------------------------------------------------------
    2002       2003        2004        2005        2006
--------   --------    --------    --------    --------
   198.7     (100.3)   (1,090.9)     (350.5)      (8.2)
-------------------------------------------------------

TABLE 2

ESTIMATED FUTURE TAXABLE INCOME

------------------------------------------------------------------------------------------
In millions of pesos                    2007       2008       2009       2010       2011
------------------------------------   -------    -------    -------    -------    -------
Estimated Argentine Banking GAAP          89.7       90.0       90.0       90.0       90.0
 Income (pre-tax)
Estimated taxable income (loss)          217.3      107.5      102.3       94.4       84.1
------------------------------------------------------------------------------------------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 7

In order to reach the conclusion to add back Ps. 371,354 to net income for U.S. GAAP reconciliation purposes, we considered the following positive evidence:

     o The general economic context in Argentina and the Argentine financial sector both continued to show growth in 2006 and 2007. The Argentine GDP, which had exhibited high growth rates in prior years, grew 8.5% in 2006 and GDP growth for 2007, as of June of 2007, was expected to be in the range of 7 - 8%. In this context, financial intermediation, which had also exhibited strong growth rates in prior years, continued growing in 2006. Specifically, total deposits from the private sector in the financial system and total loans to the private sector, the most relevant segments for the Company, grew 22.2% and 40.1%, respectively, in 2006. During the first nine months of 2007, private-sector deposits grew 17.3% and loans to the private sector increased 25.6%.

     o The Bank's activities as demonstrated by its private sector loans, deposits, market share of deposits and market share of private sector deposits have significantly increased since the 2001-2002 crisis providing an increasingly significant source of ordinary taxable income. The Bank's taxable income for 2006, excluding losses related to situations stemming from the 2001-2002 crisis, amounted to Ps. 121,587 thousand.

     o The majority of the Bank's significant losses that resulted from the 2001-2002 crisis have already been recorded for tax purposes. The fiscal year ended December 31, 2006 can be considered as the "break even point" for the Bank from an income tax perspective, as the Bank recorded a minimum taxable loss of Ps. 8.2 million. See Table 1.

     o The receipt of 90.8% of the Hedge Bond allowed the Bank to have control over the Boden 2012 bonds that corresponded to such bond. Further, it provided the Bank with an asset denominated in U.S. dollars that was for a similar amount to the restructured foreign debt. The receipt of the Hedge Bond improved the Company's net financial income, and therefore generated taxable income, and also enabled the repayment of certain debt obligations, which repayment improves the Company's financial margin and generates taxable income. The receipt of the Hedge Bond was considered in prior years as an unsettled circumstance, as described in paragraph 23 of SFAS 109, that if resolved unfavorably, would adversely affect future operations and profit levels on a continuing basis.

     o The Company's capitalization of the negotiable obligations issued by the Bank, for an amount of U.S.$ 102.2 million which occurred in August 2007 also reduced the interest expenses of the Bank. This event occurred after the date on which we issued our financial statements but we were aware of the event on such date.

     o The Bank's capital increase completed in August 2007, which amounted to U.S.$ 150 million, provided the Bank with the necessary capital for continuing its business growth and for complying with the increasing capital requirements on public-sector assets going forward.

The Company understands that, based on the above mentioned positive evidence, the reduction of the deferred tax valuation allowance was made in accordance with U.S. GAAP.

NOTE 39.d(ii), PAGE F-70

          2. We note your disclosure that in 2001 you swapped Argentine public sector debt instruments for secured loans. Please address the following:

          o Tell us why you believe you have accounted for this swap in accordance with EITF 01-7. Specifically, in your disclosure, you use the term "significantly different," which is different from "substantially different," as provided in EITF 01-7. Please compare and contrast how your conclusion would change using the correct terminology;

The term "significantly different" was used interchangeably with the term "substantially different," in other words, "significantly different" was understood to mean "more than minor," as defined in EITF 01-07.

          o Explain how you determined the secured loans received are substantially different in structure and in interest rates than the debt securities swapped and provide the relevant terms, calculations and other information, as necessary to support your accounting. Please refer to and include the relevant guidance provided in paragraphs 3-5 of EITF 01-7 (and the related guidance in paragraph 13 of SFAS No. 91), as applicable;

As stated in paragraph 3 of EITF 01-7, Statement 91 requires a creditor to account for a modified debt instrument as a new debt instrument if the following two criteria are met: (i) the modified debt instrument's effective yield is at least equal to the effective yield for a comparable loan to a debtor with similar collection risks who is not refinancing or restructuring and (ii) modifications of the original debt instrument are more than minor. However, Statement 91 and the related interpretive

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 8

literature do not provide factors to be considered or criteria to be used in evaluating whether a modification of a debt instrument is more than minor.

Paragraph 6 of EITF 01-7 states that the "Task Force reached a consensus that a modification of a debt instrument should be considered more than minor under paragraph 13 of Statement 91 if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The Task Force reached a consensus that if the difference between the present value of the cash flows under the terms of the new debt instrument and the present value of the remaining cash flows under the terms of the original debt instrument is less than 10 percent, a creditor should evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification."

In the case of the exchange of government securities and loans for Secured Loans, the Company concluded that the modification should be accounted for as a new debt instrument, for the following reasons: (i) the effective yield of the new debt instrument was equal to the effective yield for all loans granted to the Argentine national government (the same conditions were granted to all the Argentine financial system), and (b) the differences in the present values of the cash flows of the new and the original instruments, were more than 10% (see tables below) based on the following specific facts and circumstances:

     a. The instruments exchanged were of a different kind: the Company exchanged government securities for "Secured Loans."
     b. The exchange resulted in a three-year extension of the maturity dates of most of the debt instruments.
     c.   The exchange resulted in a modification of the stated interest rates.

The tables below summarize the relevant terms and indicate the present values of the principal instruments exchanged:

                                             Original Instrument        New Instrument
Term                                         Security GLOBAL 2012     Secured Loan GLO 12
----------------------------------------   -----------------------   ----------------------
Maturity                                           2012                      2012
Amortization                                      Bullet                    Bullet
Coupon                                          Semiannual                  Monthly
Internal rate of return                           12.19%                   7.00% (*)
Capitalization of CER inflation-based
 index                                              No                       Yes (*)
Applicable law                                      U.S.                     Argentina
Present value (in thousands of pesos)         Ps. 328,441.8             Ps. 228,056.9
-------------------------------------------------------------------------------------------
Difference in present values (in thousands of pesos / percentage):  Ps. (100,384.9) / (31%)
-------------------------------------------------------------------------------------------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 9

Term                                         Security GLOBAL 08       Secured Loan GLO 08
----------------------------------------   -----------------------   ----------------------
Maturity                                           2008                        2011
Amortization                               6 semiannual principal    6 semiannual principal
                                                 payments                 payments
                                              starting June 2006       starting June 2009
Coupon                                          Semiannual                  Monthly
Internal rate of return                           10.86%                   7.00% (*)
Capitalization of CER inflation index               No                      Yes (*)
Applicable law                                      U.S.                    Argentina
Present value (in thousands of pesos)         Ps. 1,037,518.1           Ps.808,855.2
-------------------------------------------------------------------------------------------
Difference in present values (in thousands of pesos / percentage):  Ps. (228,662.9) / (22%)
-------------------------------------------------------------------------------------------

Term                                            Security BTVA           Secured Loan BTVA
----------------------------------------   -----------------------   ----------------------
Maturity                                            2006                      2009
Amortization                                       Bullet                    Bullet
Coupon                                           Semiannual                  Monthly
Internal rate of return                            17.00%                   7.00% (*)
Capitalization of CER inflation-based
 index                                               No                      Yes (*)
Applicable law                                       U.S.                    Argentina
Present value (in thousands of pesos)           Ps. 957,974.1            Ps. 582,597.2
-------------------------------------------------------------------------------------------
Difference in present values (in thousands of pesos / percentage):  Ps. (375,376.9) / (39%)
-------------------------------------------------------------------------------------------

     ---------- (*) Effective February 3, 2002, through a process known as "pesification", the Argentine national government established that any dollar-denominated public-sector debt, including any Secured Loans, was to be converted into pesos at an exchange rate of Ps.1.40 per U.S.$ 1.00. In addition, the principal became adjustable by CER and the interest rate of such debt became a fixed rate of 3%, 4% or 5%, depending on the instrument.

          o Tell us how you considered the requirements of SFAS 15 with respect to whether this swap is a troubled debt restructuring;

According to SFAS 15, the restructuring of a debt instrument constitutes a troubled debt restructuring (i) if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise grant and (ii) the concession is granted due to an agreement between the creditor and the debtor or because it is required by law or a judicial decision.

As stated in paragraph 5.c. of SFAS 15, a troubled debt restructuring may include a modification of the original terms of the debt. Such modification may include a reduction (absolute or contingent) of the stated interest rate for the remaining original term of the loan, an extension of the maturity date or dates of the debt at a defined interest rate that is lower than the prevailing market rate for new debt with a similar level of risk, a reduction (absolute or contingent) of the nominal amount or the maturity amount of the debt as stated in the instrument or in another agreement, or a reduction (absolute or contingent) in the amount of accrued interest.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 10

The Company did not consider this situation a troubled debt restructuring because it considered the swap of the debt to not be a grant of a concession between the debtor and creditor. The swap of the debt was a forced event and was provided for all of the financial system in Argentina with the same terms and conditions.

          o Provide us with a timeline of events starting in 2001 and through 2006 which details how you accounted for this swap for both Argentine GAAP and U.S. GAAP; and

     Pursuant to Decree 1387/2001, on November 6, 2001, the Argentine national government began restructuring Argentina's national and provincial public-sector debt. Among other items, this decree provided for the voluntary restructuring of the public-sector debt held by domestic creditors (primarily financial institutions such as the Company).

     This restructuring was to be achieved by exchanging domestic creditors' existing public-sector debt (the "Original Debt") with promissory notes issued by the Argentine national government. These promissory notes (the "Secured Loans") were secured by tax revenues, and were not quoted in the secondary markets. The Secured Loans matured three years later than the Original Debt (for Original Debt maturing before 2010), were denominated in the same currency as the Original Debt (for public-sector debt held by domestic creditors the currency that the Original Debt was denominated in was mainly U.S. dollars) and had an interest rate that was the lowest of (i) a 30% discount of the interest rate of the Original Debt, (ii) a fixed annual rate of 7% (if the Original Debt had a fixed interest rate) or (iii) LIBOR plus 300 basis points (if the Original Debt had a floating interest rate).

     In line with this restructuring policy, the Bank and Sudamericana Holding S.A. tendered their eligible Original Debt (which for the Bank included its public sector securities and its portfolio of loans made to the Argentine national and provincial governments) to the exchange. As a result, the Bank and Sudamericana Holding S.A. exchanged their Argentine national government debt instruments for Secured Loans effective November 6, 2001.

As described earlier, effective February 3, 2002, the Secured Loans were pesified, their principal began to be adjusted by the CER and their interest rate was a fixed rate of 3%, 4% or 5% per annum, depending on the instrument.

Subsequently, the Bank undertook the following sale transactions:

                              NOMINAL AMOUNT
  PERIOD     SECURED LOAN       (in pesos)
----------   ------------   ------------------
   2005      Pro 9                   1,243,515
   2005      Pro 1                   3,029,129
   2005      Pro 5                   5,852,891
   2005      Global 9                  500,000
   2006      Global 12             328,441,805
   2006      Pre 6                       8,762
   2006      Global 08             763,000,000
----------------------------------------------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 11

ACCOUNTING TREATMENT

------   -----------------------------------------------   -----------------------------------------------------
PERIOD               ARGENTINE BANKING GAAP                                      U.S. GAAP
------   -----------------------------------------------   -----------------------------------------------------
2001     On December 7, 2001, the Argentine Central Bank   In accordance with U.S. GAAP, specifically the
         provided that the value at which the Secured      Emerging Issues Task Force No. 01-07 ("EITF 01-07"),
         Loans were to be recorded was the nominal value   satisfaction of one monetary asset (in this case a
         of the old instruments as of November 30, 2001,   loan or debt security) by the receipt of another
         plus interest accrued until November 6, 2001,     monetary asset (in this case a Secured Loan) for
         less any interest or amortization collected       the creditor is generally based on the market value
         between such date and November 30, 2001.          of the asset received in satisfaction of the debt
                                                           (an extinguishment). In this particular case, the
         The Argentine Central Bank rule also              Secured Loan being received was significantly
         established that the value of the securities      different in structure and had different interest
         tendered was their nominal value according to     rates than the debt securities swapped. Therefore,
         the original contractual terms net of any         the fair value of the loans was determined at the
         interest and amortization collected, if any, as   balance sheet date based on the contractual cash
         per the original contractual terms, between       flows of the loan received discounted at an estimated
         November 6 and November 30, 2001.                 market rate. The estimated fair value of the loan
                                                           received constituted the cost basis of the asset.
         The gain arising from the difference between      Any difference between the old asset and the fair
         the value established by the Argentine Central    value of the new asset was recognized as a gain or
         Bank for the Secured Loans and the book value     loss. The difference between the cost basis and
         of the securities exchanged was to be recorded    amounts expected to be collected was accrued on an
         in an asset adjustment account and charged        effective yield basis over the term of the loan.
         to income on a monthly basis, in proportion
         to the term of each of the Secured Loans
         received.

2002     As of December 31, 2002, the Secured Loans were   Same as above.  The Company continued to accrue the
         valued at the exchange values established by      effective yield over the term of the loan.
         the Argentine Central Bank as of November 6,
         2001, plus accrued interest until February 3,
         2002, converted into pesos at the exchange
         rate of Ps.1.40 = U.S.$ 1.00, plus accrued
         interest of 3%, 4% or 5% until period end,
         over principal adjusted by the CER.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 12

------   -----------------------------------------------   -----------------------------------------------------
PERIOD               ARGENTINE BANKING GAAP                                      U.S. GAAP
------   -----------------------------------------------   -----------------------------------------------------
2003     In accordance with Argentine Central              Same as above.  The Company continued to accrue the
         Bank Communique "A" 3911, beginning with          effective yield over the term of the loan.
         the financial statements for March 2003,
         the Bank recorded the Secured Loans at
         the lower of their "present value" or
         their "technical value." The former is
         defined as the net present value of a
         cash flow structure, determined based on
         the contractual terms, and discounted at
         the 3% rate set by the Argentine Central
         Bank for the period from March to
         December 2003. The "technical value" is
         the adjusted amount of each instrument
         under its contractual terms.

         If the difference between the lower of the present value and the technical value, and the book value (balances as of each balance sheet date, including principal amounts net of amortization, adjusted by the CER, where applicable, net of the adjustment account mentioned above) was positive, it had to be reflected in an asset adjustment account and, if negative, it had to be charged to income.

2004     The Secured  Loans  continued to be recorded at   Same as above.  The Company continued to accrue the
to       the  lower of their  present  value  and  their   effective yield over the term of the loan.
2006     technical value, in accordance with Argentine
         Central Bank's regulations. Also in accordance
         with these rules, the discount rate set by the
         Argentine Central Bank was 5.0% as of December
         31, 2006, 4.0% as of December 31, 2005, and 3.5%
         as of December 31, 2004.
------   -----------------------------------------------   -----------------------------------------------------

          o Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to U.S. GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:

                   o    reversal of asset adjustment account

                   o    basis and/or fair value adjustments

                   o    gains or losses recognized on the exchange

                   o    any other sub-categories, as applicable

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 13

In thousands of pesos                 2004            2005            2006
-------------------------------   ------------    ------------    ------------
SECURED LOANS UNDER:
  Argentine Banking GAAP             4,786,617       5,286,313       2,796,052
  U.S. GAAP                          3,773,874       4,417,620       2,518,586

U.S. GAAP ADJUSTMENTS:
  To Equity                         (1,012,743)       (868,693)       (277,466)
  To Income                            129,200         144,050         591,227
------------------------------------------------------------------------------

     REASONS FOR THE ADJUSTMENTS

The value of the Secured Loans under U.S. GAAP was initially adjusted as of December 31, 2001 to reflect the fair value of the instruments exchanged as of November 6, 2001. This was a significant reduction in the Company's Shareholders' equity as of December 31, 2001 (a moment at which the economic crisis was unfolding and uncertainty was at one of its highest levels) since the fair values of the Secured Loans resulting from contractual cash flows discounted at an estimated market rate was significantly lower than the book value recorded under Argentine Banking GAAP.

The estimated fair value of the new instruments received constituted the cost basis of the asset.

Subsequently, the changes in the adjustment to equity and income related to the Secured Loans in the periods presented reflect:

     (i) the accrual of the difference between the cost basis and the amount expected to be collected, for each Secured Loan, on an effective yield basis over the term of the loan (Income adjustment: Ps. 129,200 thousand, Ps. 144,050 thousand and Ps. 76,055 thousand for 2004, 2005 and 2006, respectively), as well as
     (ii) the results from the sales of Secured Loans made by the Bank, which started in 2005 and were significant in 2006 (Income adjustment:
          Ps. 0, Ps. 0, and Ps. 515,172 thousand for 2004, 2005 and 2006, respectively). The sales resulted in significant gains under U.S. GAAP (and not under Argentine Banking GAAP) as the fair values and sales prices of the Secured Loans were similar to the Argentine Banking GAAP book values and much higher than the U.S. GAAP amounts.

NOTE 39.d(iii), PAGE F-71

          3. We note your disclosure that in 2003 you exchanged certain loans to Argentine provincial governments for Bogar bonds. Please address the following:

          o Tell us why you believe you have accounted for this exchange in accordance with EITF 01-7. Specifically, in your disclosure, you use the term "significantly different," which is different from "substantially different," as provided in EITF 01-7. Please compare and contrast how your conclusion would change using the correct terminology;

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 14

The term "significantly different" was used interchangeably with the term "substantially different," in other words, "significantly different" was understood to mean "more than minor," as defined in EITF 01-07.

          o Explain how you determined the secured loans received are substantially different in structure and in interest rates than the debt securities exchanged and provide the relevant terms, calculations and other information, as necessary to support your accounting. Please refer to and include the relevant guidance provided in paragraphs 3-5 of EITF 01-7 (and the related guidance in paragraph 13 of SFAS No. 91), as applicable;

As stated in paragraph 3 of EITF 01-7, Statement 91 requires a creditor to account for a modified debt instrument as a new debt instrument if the following two criteria are met: (i) the modified debt instrument's effective yield is at least equal to the effective yield for a comparable loan to a debtor with similar collection risks who is not refinancing or restructuring and (ii) modifications of the original debt instrument are more than minor. However, Statement 91 and the related interpretive literature do not provide factors to be considered or criteria to be used in evaluating whether a modification of a debt instrument is more than minor.

Paragraph 6 of EITF 01-7 states that "Task Force reached a consensus that a modification of a debt instrument should be considered more than minor under paragraph 13 of Statement 91 if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The Task Force reached a consensus that if the difference between the present value of the cash flows under the terms of the new debt instrument and the present value of the remaining cash flows under the terms of the original debt instrument is less than 10 percent, a creditor should evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification."

In the case of the exchange of provincial loans for Bogar securities, we concluded that the modification should be accounted for as a new debt instruments, since (i) the effective yield of the new debt instrument is equal to the effective yield for all securities issued by the Argentine national government at that time, and (ii) the differences in the present values of the cash flows of the new and the original instruments, were more than minor (see table below) based on the following specific facts and circumstances:

     a. The instruments exchanged were of a different kind: the Company exchanged provincial loans for Argentine national government securities (Bogar).

     b. The exchange resulted in a significant extension of the maturity dates of the debt instruments.

     c. The exchange resulted in a modification of the nature of the interest rate of the debt instruments from a fixed or variable rate based, generally, on the average market interest rates for time deposits, to a fixed rate of 2% per annum accrued over principal adjusted by CER.

The table below summarizes the relevant terms of the principal instruments exchanged:

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 15

                          LOANS TO THE
                           "FUND FOR            LOANS TO THE           LOAN TO THE          LOAN TO THE
                           PROVINCIAL           PROVINCE OF            PROVINCE OF          PROVINCE OF
TERMS                      DEVELOPMENT"           FORMOSA               MISIONES              NEUQUEN
-------------------   -------------------   --------------------   ------------------   ---------------------
Loans                          3                     3                     1                     1

Maturity                     2010                   2012                  2012                  2009

Interest rate          Interest rate for      Interest rate for     Interest rate for     Interest rate for
                       time deposits for     deposits for terms    deposits for terms    deposits for terms
                       terms of 30 to 59      of 1 to 30 days,      of 1 to 30 days,      of 1 to 30 days,
                          days, per a         per a multiplier      per a multiplier      per a multiplier
                       multiplier plus a      plus a fixed rate     plus a fixed rate     plus a fixed rate
                          fixed rate
Interest rate
 outstanding at
 the exchange date
 (Decree 1387/2001)
 (November 6, 2001)          18.54%                24.07%                27.71%                27.24%

Book value as of
 November 6, 2001       Ps. 378,743,819       Ps.222,068,609        Ps. 97,005,375        Ps. 97,559,242

Book value as of
 the date of the
 exchange (Decree
 1579/2002)
 (February 3, 2002)     Ps. 539,270,354       Ps. 316,190,024       Ps. 138,120,071       Ps. 138,908,688
Capitalization of
 CER inflation
 index                        No                    No                    No                    No

In contrast to the terms of the eight principal loans highlighted in the table above, the Bogar government securities mature in 2018 and accrue a interest at a rate of 2% per annum over principal adjusted by CER. As such, the terms of the Bogar government securities represent a "more than minor" change in comparison to the terms of the provincial loans.

          o Tell us how you considered the requirements of SFAS 15 with respect to whether this exchange is a troubled debt restructuring;

According to SFAS 15, the restructuring of a debt instrument constitutes a troubled debt restructuring (i) if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise grant and (ii) the concession is granted due to an agreement between the creditor and the debtor or because it is required by law or a judicial decision.

As stated in paragraph 5.c. of SFAS 15, a troubled debt restructuring may include a modification of the original terms of the debt. Such modification may include a reduction (absolute or contingent) of the stated interest rate for the remaining original term of the loan, an extension of the maturity date or

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 16

dates of the debt at a defined interest rate that is lower than the prevailing market rate for new debt with a similar level of risk, a reduction (absolute or contingent) of the nominal amount or the maturity amount of the debt as stated in the instrument or in another agreement, or a reduction (absolute or contingent) in the amount of accrued interest.

The Company did not consider this situation a troubled debt restructuring because it considered the swap of the debt to not be a grant of a concession between the debtor and creditor. The swap of the debt was a forced event and was provided for all of the financial system in Argentina with the same terms and conditions.

          o Provide us with a timeline of events starting in 2003 and through 2006 which details how you accounted for this exchange for both Argentine GAAP and U.S. GAAP; and

     Pursuant to Decree 1387/2001, on November 6, 2001, the Argentine national government began restructuring Argentina's national and provincial public-sector debt. Among other items, this decree provided for the voluntary restructuring of the public-sector debt held by domestic creditors (primarily financial institutions such as the Company).

     This restructuring was to be achieved by exchanging domestic creditor's existing public-sector debt (the "Original Debt") for promissory notes issued by the Argentine national government. These promissory notes (the "Secured Loans") were secured by tax revenues, and were not quoted in the secondary markets. The Secured Loans matured three years later than the Original Debt (for Original Debt maturing before 2010), were denominated in the same currency as the Original Debt (for public-sector debt held by domestic creditors the currency that the Original Debt was denominated in was mainly U.S. dollars) and had an interest rate that was the lowest of (i) a 30% discount of the interest rate of the Original Debt, (ii) a fixed annual rate of 7% (if the Original Debt had a fixed interest rate) or (iii) LIBOR plus 300 basis points (if the Original Debt had a floating interest rate).

In line with this restructuring policy, the Bank and Sudamericana Holding S.A. tendered their eligible Original Debt (which for the Bank included its public sector securities and its portfolio of loans made to the Argentine national and provincial governments) to the exchange. However, the exchanges related to the provincial public sector debt were not completed in 2001. These exchanges were largely completed only by the end of 2003 and any remaining exchanges were completed only by the end of the first half of 2004.

     In March 2002, effective on February 3, 2002, the Argentine national government converted any of its outstanding dollar-denominated public sector debt into pesos at an exchange rate of Ps.1.40 to U.S. $1.00. The debt that was converted included any dollar-denominated debt representing either debt of the Argentine national government or provincial governments. In addition, principal of the pesified debt became adjustable based on the CER index and their interest rates were fixed between 3% and 5% per year.

In August 2002, pursuant to Decree 1579/2002, the debt of the provincial governments was again restructured for promissory notes or bonds (the "Bogar bonds"). The Bogar bonds were issued by the

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 17

Argentine Fondo Fiduciario para el Desarrollo Provincial (Trust for Provincial Development), were secured by the tax revenue shared by the Argentine National government with the provinces, had a 16 year maturity, and the principal thereof was adjustable by the CER index, amortized in 156 consecutive monthly installments beginning on March 4, 2005, and bore interest at a rate of 4% per annum. The Bogar bonds were listed.

During November 2003, December 2003 and March 2004, the Bank tendered its entire portfolio of loans to provincial governments for Bogar bonds.

Subsequently, the Bank undertook the following transactions:

PERIOD     NATURE OF THE TRANSACTIONS     NOMINAL AMOUNT
                                           (in pesos)
-------   -----------------------------   ---------------
 2004     Exchange of bonds to be              77,025,952
          delivered to depositors for
          the repayment of
          restructured deposits.

 2005     Sales.                               59,500,000

 2006     Ps.1,111,641,300 delivered        2,143,229,604
          as payment in kind to the
          Argentine Central Bank for
          the purchase of the Hedge
          Bond. The remaining
          amount corresponds to sales.
-------   -----------------------------   ---------------

ACCOUNTING TREATMENT

------   -----------------------------------------------   ------------------------------------------
PERIOD               ARGENTINE BANKING GAAP                                 U.S. GAAP
------   -----------------------------------------------   ------------------------------------------
Prior    Between the issuance of Decree 1387/01 and        For U.S. GAAP purposes, before the
to       Decree 1579/2002, the Bank recorded the           exchange established by Decree 1579/2002
2003     provincial loans as having the same               was completed, the provincial loans were
         characteristics of the Secured Loans to be        considered as impaired and therefore
         received pursuant to the provisions of Decree     recorded under FAS 114. Accordingly, the
         1387/01. See "Note 39, d (ii), page F-70 -        Bank established an allowance for loan
         Accounting Treatment." As of December 31, 2002,   losses on loans to the Argentine
         the Bank recorded the provincial loans as         provinces by comparing the book value of
         having new carrying values pursuant to the        these loans with the discounted cash
         provisions of Decree 1579/02.                     flows of the loans under Decree
                                                           1579/2002 using a market interest rate.

2003     As of December 31, 2003, the provincial           As of December 31, 2003, for U.S. GAAP
         loans were recognized at the lower of             purposes and in accordance with EITF
         their "present value" or their                    01-07, satisfaction of one monetary
         "technical value." The former is defined          asset (in this case a loan) by the
         as the "net present value" of a cash              receipt of another monetary asset (in
         flow structure (in this case that of the          this case the Bogar bonds) from the
         Bogar bonds), determined based on the             creditor is generally based on the market
         contractual                                       value of the asset received

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 18

------   -----------------------------------------------   -----------------------------------------------------
PERIOD               ARGENTINE BANKING GAAP                                      U.S. GAAP
------   -----------------------------------------------   -----------------------------------------------------
          terms, and discounted at the 3% rate set         in satisfaction of the debt. In
          by the Argentine Central Bank for the            this particular case, the Bogar bond
          period from March to December 2003. The          received was significantly different in
          "technical value" is the adjusted amount         structure and had different interest
          of the instrument under its contractual          rates than the loans swapped. Therefore,
          terms.                                           such amounts should initially be
                                                           recognized at their fair value. The
          If the difference between the lower of           estimated fair value of the securities
          the present value or the technical               received constitutes the cost basis of
          value, and the book value (balances as           the asset. Any difference between the
          of each balance sheet date, including            original instrument and the fair value
          principal amounts net of amortization,           of the new instrument was recognized as
          adjusted by the CER, where applicable,           a loss. The difference between the cost
          net of the adjustment account mentioned          basis and the amount expected to be
          above) was positive, it had to be                collected was amortized on an effective
          reflected in an asset adjustment account         yield basis over the life of the bond.
          and, if negative, it had to be charged           The Bogar bonds were classified by the
          to income.                                       Bank, for U.S. GAAP purposes, as
                                                           available for sale securities and
                                                           subsequently recognized at fair value
                                                           with the unrealized gain or loss
                                                           recognized as a charge or credit to
                                                           equity through other comprehensive
                                                           income. In order to estimate the fair
                                                           value of the Bogar bonds, the Bank used
                                                           quoted market values.

2004     In 2004, certain Bogar bonds were                 As of December 31, 2004, for U.S. GAAP
         offered by the Bank to guarantee the              purposes, the Bogar bonds continued to
         advance to be granted by the Argentine            be classified by the Bank as available
         Central Bank for the subscription of the          for sale securities and to be recognized
         Hedge Bond. Pursuant to Comunique "A"             at fair value with the unrealized gain
         4084 of the Argentine Central Bank,               or loss recognized as a charge or credit
         securities offered as collateral were to          to equity through other comprehensive
         be recorded at the value allowed for              income. In order to estimate the fair
         such purposes. In the case of the Bogar           value of the Bogar bonds, the Bank used
         bonds, this value was similar to the              quoted market values.
         nominal value adjusted as per their
         contractual terms. Subsequently, the              For U.S. GAAP purposes, the adjustment
         Argentine Central Bank required banks to          to retained earnings resulting from the
         reflect the change in the value of the            change introduced by Communique "A" 4084
         Bogar bonds resulting from the                    of the Argentine Central Bank was
         provisions of Communique "A" 4084 as an           reversed through the income statement.
         adjustment to prior year retained
         earnings.

         Bogar bonds not offered as collateral
         for the above mentioned liability with
         the Argentine Central Bank continued to
         be recorded at the lower of their
         present value or technical value, in
         accordance with Argentine Central Bank
         rules. The rate of discount established by the
------   -----------------------------------------------   ------------------------------------------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 19

------   -----------------------------------------------   -----------------------------------------------------
PERIOD               ARGENTINE BANKING GAAP                                      U.S. GAAP
------   -----------------------------------------------   -----------------------------------------------------
         Argentine Central Bank was 3.5% as of
         December 31, 2004

2005     The Bank valued the Bogar bonds at the            As of December 31, 2005, for U.S. GAAP purposes,
         lowest of their present value or their            the Bogar bonds continued to be classified by the
         technical value, as established by the            Bank as available for sale securities and to be
         Argentine Central Bank rules, except for          recognized at fair value with the unrealized gain
         those granted as collateral for the               or loss recognized as a charge or credit to equity
         advance from the Argentine Central Bank           through other comprehensive income. In order to
         for the subscription of the Hedge Bond.           estimate the fair value of the Bogar bonds, the
                                                           Bank used quoted market values.
         The rate of discount established by the
         Argentine Central Bank was 4.0% as of
         December 31, 2005.

2006     As of December 31, 2006, Bogar bonds              Same as above.
         allocated as collateral for the
         remaining Hedge Bond were valued at the
         value determined for those purposes.

         The remaining holdings were valued at
         the lowest of their present value or
         their technical value. The rate of
         discount established by the Argentine
         Central Bank was 5.0% as of December 31,
         2006.
------   -----------------------------------------------   ------------------------------------------

          o Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to U.S. GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:

                    o    basis and/or fair value adjustments

                    o    gains or losses recognized on the exchange and or sale

                    o    reversal of prior year retained earnings

                    o    any other explanation, as applicable

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 20

In thousands of pesos                 2004            2005            2006
-------------------------------   ------------    ------------    ------------
BOGAR BONDS UNDER:
  Argentine Banking GAAP             3,540,269       3,823,299         426,851
  U.S. GAAP                          2,819,186       3,366,792         397,660

U.S. GAAP ADJUSTMENTS:
  To Equity                           (721,083)       (456,507)        (29,191)
  To Income                           (129,396)       (257,013)      1,790,197
  To Other Comprehensive Income        765,476         521,589      (1,362,881)
------------------------------------------------------------------------------

     REASONS FOR THE ADJUSTMENTS

The principal reasons for the yearly adjustments described above are (i) a yearly increase in the market value of the Bogar bonds, (ii) sales of Bogar bonds and (iii) the use of Bogar bonds to repay 90.8% of the advance received from the Argentine Central Bank for the purchase of 90.8% of the Hedge Bond in December 2006 (see the table below).

In thousands of pesos                                   2004              2005             2006
-------------------------------------------------   -------------    -------------    -------------
U.S. GAAP INCOME ADJUSTMENTS:
  Accretion of discount                                    36,627           68,855            6,994
  Fair value adjustment                                   558,458          178,372           14,931
  Reclassification of unrealized gains to Other
  Comprehensive Income (OCI)                             (773,702)        (546,646)         (18,335)
  Sold securities - difference in realized gains
   between GAAPs                                            8,226           25,057        1,381,216
  Sold securities - reclassification of unrealized
   gains from OCI                                          40,995           17,349          405,391
                                                    -------------    -------------    -------------
Total                                                    (129,396)        (257,013)       1,790,197
                                                    -------------    -------------    -------------
U.S. GAAP OCI ADJUSTMENTS:
  Change in unrealized gains of existing securities       773,702          546,646           18,335
  Reversal of unrealized gains of securities sold          (8,226)         (25,057)      (1,381,216)
                                                    -------------    -------------    -------------
Total                                                     765,476          521,589       (1,362,881)
                                                    -------------    -------------    -------------

NOTE 39.e(ii), PAGE F-73

          4. We note that as a result of the negative effects of the mandatory conversion into Argentine pesos of all foreign currency assets and liabilities, the Argentine Central Bank provided for compensation in the form of a Compensatory Bond and a Hedge Bond. For each period starting with 2002, please address the following;

          o Explain the nature of all prior transactions which were considered in issuance of these bonds, by type, amount and how these were accounted for under Argentine and U.S. GAAP previously, including how you valued subjected assets and liabilities being settled or compensated for;

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 21

     All of the assets and liabilities on a bank's balance sheet were considered in the calculation of the amount of the Compensatory Bond and the Hedge Bond. Until December 2001, the exchange rate to convert U.S.$ into Ps. was fixed at U.S.$ 1 per Ps. 1. At the end of 2001, approximately 77.8% of the Bank's individual assets and 72.2% of the Bank's individual liabilities were dollar-denominated. The asymmetric pesification rules implemented specified asset by asset and liability by liability which operations were included and at which exchange rate the conversion was to take place. In general, the dollar-denominated operations that were not pesified where those subject to foreign law.

The following is a brief summary of the compensation process:

Section 7 of Decree No. 214/02 provided for the issuance of a bond payable by the Argentine national treasury to compensate for the imbalances created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities. In June 2002, Sections 28 and 29 of Decree No. 905/02 established the methodology for calculating the abovementioned compensation amount, granting:

          o a peso-denominated Compensatory Bond to compensate for the losses that resulted from the asymmetric pesification of assets and liabilities (Boden 2007) (i.e., for the Ps. 0.40 difference between the Ps.1 = U.S.$ 1 exchange rate at which certain assets were pesified and the Ps.1.40 = U.S.$
     1.00 exchange rate at which certain liabilities were pesified), and

          o a dollar-denominated, Libor bearing Hedge Bond, maturing in 2012 (Boden 2012), that banks were required to purchase to compensate for the currency mismatch resulting from the mandatory pesification of some of the banks' assets and liabilities which would remain after the exchange of the peso-denominated compensatory bond for a dollar-denominated compensatory bond (Boden 2012).

With respect to the Hedge Bond, financial institutions had the option to acquire it using their own funds or request an advance from the Argentine Central Bank, which would be denominated in pesos, would accrue interest at 2% per annum over principal adjusted by CER and would have the same schedule of amortization and payment of interest than the Hedge Bond.

Financial institutions were required to inform the Argentine Central Bank of the amounts of compensation to which they were entitled under the new rules by December 23, 2002. The Argentine Central Bank had to confirm the amounts after a review.

     In December 2002, the Bank originally calculated that it was entitled to receive the nominal amount of U.S.$ 2,254.0 million of Boden 2012 as its total compensation for the asymmetric pesification. After a long and detailed process of review and discussion with the Argentine Central Bank, the total amount of Boden 2012 received or to be received or to be purchased as compensation for the asymmetric pesification was decided upon in March 2005. Until that moment, at each balance sheet date the Company reflected the calculation made by the Bank and the adjustments required by the Argentine Central Bank that had been accepted by the Bank. The Bank established provisions for other contingencies in order to fully cover all of the amounts that remained under discussion. In March 2005, the Bank's Board of Directors, after a thorough review process and based on convenience considerations, accepted the calculation of the Compensatory Bond and the Hedge Bond proposed by the Argentine Central Bank. The Bank agreed to receive a nominal amount of U.S.$ 2,178.0 million of Boden 2012, comprised of U.S.$ 906.3 million of Boden 2012 corresponding to the Compensatory Bond (received in full in November 2005) and U.S.$ 1,271.7 million of Boden 2012 corresponding to the Hedge Bond (pending receipt in full as of December 31, 2005). The difference between the final amount of compensation agreed upon by the Bank and by the Argentine

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 22

Central Bank and the amount recorded as of the end of the prior fiscal year was offset by provisions previously established for such purpose.

     In December 2006, the Argentine Central Bank delivered to the Bank 90.8% of the Hedge Bond, i.e., Boden 2012 for a nominal amount of U.S.$ 1,155.0 million, at their 75% residual value, and U.S.$ 406.8 million in cash in connection with past due amortization and interest coupons.

     On April 9, 2007, the Bank purchased the remaining 9.2% of the Hedge Bond for a nominal amount of U.S.$ 116.8 million by exchanging a nominal amount of Ps. 115.9 million of Secured Loans.

          o We note that you received 2012 Bonds for $1,154,955 of face value, representing 90.8% of the total Hedge Bond. Tell us how the face amount of Boden 2012 Bonds issued were determined and how their value fluctuated from the time you recorded them on the books for Argentine GAAP purposes until the ultimate recognition for U.S. GAAP purposes;

In thousands of U.S. dollars                                      AS OF DECEMBER 31, 2001
---------------------------------------------------------------   -----------------------
Compensatory bond determined*(A) - Increase / (Decrease)
  Pesification of assets                                                         700,607
  Pesification of foreign assets                                                 235,525
  Pesification of liabilities                                                    (29,855)
                                                                              ----------
Total                                                                            906,277
                                                                              ----------
Assets in foreign currency after pesification                                     77,816
Liabilities in foreign currency after pesification                             2,100,213
                                                                              ----------
Shareholders' equity in foreign currency after pesification                    2,178,029
                                                                              ----------
  Compensatory Bond* (=A)                                                        906,277
  Hedge Bond determined                                                        1,271,752
                                                                              ----------
Total                                                                          2,178,029
                                                                              ----------

Analysis of the Argentine Banking GAAP value fluctuations of the Hedge Bond and Compensatory Bond to be received until ultimate recognition for U.S. GAAP
Purposes:

                                                               AS OF DECEMBER 31,
                                  ---------------------------------------------------------------------------
In thousands                           2002            2003            2004            2005           2006
-------------------------------   -------------   -------------   -------------   -------------   -----------
HEDGE BOND TO BE RECEIVED
  Nominal Value (US dollars)          1,232,194       1,197,755       1,195,103       1,271,752       116,797
  Book Value Argentine Banking
   GAAP* (pesos)                  Ps. 4,222,996   Ps. 3,622,672   Ps. 3,719,863   Ps. 4,154,989   Ps. 401,335
COMPENSATORY BOND TO BE RECEIVED
  Nominal Value (US dollars)            821,010         332,917         325,268               -             -
  Book Value Argentine Banking
   GAAP* (pesos)                  Ps. 2,814,159   Ps. 1,006,923   Ps. 1,012,425               -             -
-------------------------------------------------------------------------------------------------------------

----------
* Expressed in thousands of pesos of each period.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 23

The variation in the nominal amount of the Compensatory Bond and Hedge Bond to be received was caused by two factors:

      (i) the change over time in the total amount of compensation that the Bank recognized in its books as a result of the adjustments required by the Argentine Central Bank until the final amount was agreed upon with the Argentine Central Bank in March 2005. Until such final amount was agreed upon, the Bank recorded a nominal value each year for the total compensation that reflected any partial issues agreed upon with the Argentine Central Bank, making any corresponding adjustments for the amounts it had agreed to cancel; and
     (ii) the actual delivery to the Bank of portions of such bonds.

The variation in the book values is a result of:

      (i) the variation of the nominal amounts,
     (ii) the variation of the exchange rate at which dollar-denominated amounts were converted into pesos at each balance sheet date, and
    (iii) the accrual of interest in each period at the corresponding rate (180-day Libor).

The table below shows the variation of the nominal amounts recorded under Argentine Banking GAAP for the Compensatory Bond and the Hedge Bond to be received between 2002 and 2006:

                                               NOMINAL AMOUNT
                                   --------------------------------------
                                   COMPENSATORY   HEDGE BOND
                                      BOND TO       TO BE
In thousands of U.S. dollars         RECEIVED      RECEIVED       TOTAL
--------------------------------   ------------   -----------   ---------
2002
Original Amount Determined            1,021,833     1,232,194   2,254,027
Bond Received                          (200,823)            -
                                   ------------   -----------   ---------
Balance as of December 31, 2002         821,010     1,232,194   2,053,204
                                   ------------   -----------   ---------
2003
Adjustment of the period                (19,506)      (34,439)
Bond Received in July 2003             (465,587)            -
Bond Received in November 2003           (3,000)            -
                                   ------------   -----------   ---------
Balance as of December 31, 2003         332,917     1,197,755   1,530,672
                                   ------------   -----------   ---------
2004
Adjustment of the period                 (7,649)       (2,652)
                                   ------------   -----------   ---------
Balance as of December 31, 2004         325,268     1,195,103   1,520,371
                                   ------------   -----------   ---------
2005
Adjustment of the period                (88,400)       76,649
Bond Received in November 2005         (236,868)            -
                                   ------------   -----------   ---------
Balance as of December 31, 2005               0     1,271,752   1,271,752
                                   ------------   -----------   ---------
2006
Bond Received in December 2006                -    (1,154,955)
                                   ------------   -----------   ---------
Balance as of December 31, 2006               0       116,797     116,797
                                   ------------   -----------   ---------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 24

          o Why you believed it was appropriate to record the remaining 9.2% of total face value bonds as an option for U.S. GAAP under SFAS 133 given the fact that they had not yet been issued by the Central Bank as of December 31, 2006; and

According to Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements ("CON 6"), an asset has three essential characteristics: (i) it embodies a probable future benefit that involves a capacity, alone or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (ii) a particular entity can obtain the benefit and control others' access to it, and (iii) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

According to SFAS 133 Paragraph 3, derivative instruments represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements.

Under SFAS 133, a derivative is a financial instrument or other contract if it has the three following characteristics:

     1. It has (i) one or more underlyings and (ii) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

     2. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

     3. Its terms require or permit net settlement, it can readily be net settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

     The Company's option to purchase the Hedge Bond meets all three of the above characteristics, as: (i) the Bank had the right to buy a certain notional amount of an underlying bond (Boden 2012), (ii) the option required no initial net investment as it was a call option given as compensation by the Argentine national government for the asymmetric pesification, and (iii) the option provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement (the Argentine Central Bank is required to deliver an asset but that asset is readily convertible to cash as it is a traded security).

As of December 31, 2002, 2003, 2004 and 2005, the Company's option to purchase the Hedge Bond was not considered an asset under paragraph 26 of CON 6 as it could not obtain the benefit of or control the Hedge Bond until the final amount of compensation of the asymmetric pesification was approved by the Argentine Central Bank and until the Bank had proven it had the necessary available funds or access to the necessary financing to purchase such Hedge Bond.

The final compensation amount was approved by the Argentine Central Bank in March 2005. However, as of December 31, 2005, there was still uncertainty as to the Bank's ability to purchase the Hedge Bond as it did not have sufficient available funds of its own to purchase such Hedge Bond and it needed approval of the collateral tendered to the Argentine Central Bank in order to obtain the financing to purchase such Hedge Bond.

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 25

During 2006, the Bank subscribed for and received 90.8% of the Hedge Bond making use of the financing from the Argentine Central Bank, which it immediately repaid with a payment in kind of Bogar bonds and cash. As of December 31, 2006, the Bank had the option to purchase the remaining 9.2% of the Hedge Bond. At that date, it was clear that the Bank had sufficient resources or the ability to obtain the financing from the Argentine Central Bank to buy the remaining Hedge Bond. In April 2007, the Bank exercised its option to purchase the remaining 9.2% of the Hedge Bond, which represented a type I subsequent event, according to SAS 1, as it provides additional evidence with respect to a condition that existed at the date of the balance sheet and affects the estimates inherent in the process of preparing financial statements.

Based on the above, as of December 31, 2006, the Company recognized the remaining option to purchase the Hedge Bond at its fair value, determined as the difference between the market value of the securities to be received and the option's exercise price (the liability with the Argentine Central Bank to be assumed).

          o Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to U.S. GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:

                   o    basis and/or fair value adjustments

                   o    reversal of prior year retained earnings

                   o gains and/or losses recognized as a result of the receipt of the Compensatory Bond

                   o gains and/or losses recognized as a result of the receipt of 90.8% of the Hedge Bond

                   o gains and/or losses recognized as a result of accounting for the remaining 9.2% of hedge bonds not yet received as option

                   o    any other explanation, as applicable

Compensatory Bond and Hedge Bond Received

In thousands of pesos                        2004        2005         2006
----------------------------------------   --------    --------    ----------
COMPENSATORY BOND AND HEDGE BOND RECEIVED
 UNDER:
  Argentine Banking GAAP                    976,056     987,951    3,582,858
  U.S. GAAP                                 814,764     876,661    3,394,991
U.S. GAAP ADJUSTMENTS:
  To Equity                                (161,292)   (111,290)    (187,867)
  To Income                                 256,117     214,254      (61,261)
  To Other Comprehensive Income             155,933    (164,252)     (15,316)
-----------------------------------------------------------------------------

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 26

     REASONS FOR THE ADJUSTMENTS

     For U.S. GAAP purposes, the Compensatory Bond and the Hedge Bond received by the Bank should initially be recognized at their fair value.

     The Compensatory Bond and the Hedge Bond received by the Bank were (are) classified as available for sale and are carried at their estimated market value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with the estimation of the fair value of these bonds, the Bank used quoted market values.

     The following table explains the reasons for the adjustments to income and OCI.

In thousands of pesos                                      2004        2005        2006
------------------------------------------------------   --------    --------    --------
U.S. GAAP - INCOME ADJUSTMENTS:
  Fair value adjustment                                   189,268     (47,099)    (76,577)
  Reclassification of unrealized gains to Other
  Comprehensive Income (OCI)                             (199,870)      2,310      15,316
  Sold securities - difference in realized gains
   between GAAPs                                           43,937     161,942           -
  Sold securities - reclassification of unrealized
   gains from OCI                                         222,782      97,101           -
                                                         --------    --------    --------
Total                                                     256,117     214,254     (61,261)
                                                         --------    --------    --------
U.S. GAAP - OCI ADJUSTMENTS:
  Change in unrealized gains of existing securities       199,870      (2,310)    (15,316)
  Reversal of unrealized gains of securities sold         (43,937)   (161,942)          -
                                                         --------    --------    --------
Total                                                     155,933    (164,252)    (15,316)
                                                         --------    --------    --------

Compensatory Bond to be Received

In thousands of pesos                  2004       2005       2006
----------------------------------   --------    -------    ------
COMPENSATORY BOND TO BE RECEIVED:
  Argentine Banking GAAP              744,349          -         -
  U.S. GAAP                           584,535          -         -
U.S. GAAP ADJUSTMENTS:
  To Equity                          (159,814)         -         -
  To Income                           133,723    159,814         -
------------------------------------------------------------------

     REASONS FOR THE ADJUSTMENTS

     Under U.S. GAAP, the portion of the Compensatory Bond to be received has been reflected in the income statement based on a classification of the amounts pending receipt as credits, not as securities, and by valuing such rights at the fair value (market value) of the securities represented. The adjustments reflect: (i) the effect of the peso-dollar exchange rate applicable to the Compensatory Bond to be received, (ii) the cancellation of certain amounts related to the disputes with the Argentine Central Bank and (iii) the payments made during the period. The reversal in 2005 of the adjustment to equity

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 27

at the end of 2004 was due to the delivery to the Bank, during 2005, of the amount pending receipt at the end of 2004.

Hedge Bond to be Received

In thousands of pesos                     2004          2005        2006
----------------------------------     ----------   ----------   ----------
HEDGE BOND TO BE RECEIVED - ASSET,
 UNDER:
  Argentine Banking GAAP                3,916,326    4,154,989      401,335
  U.S. GAAP                                     -            -      394,531
U.S. GAAP ADJUSTMENTS:
  To Equity                            (3,916,326)  (4,154,989)      (6,804)
  To Income                               (46,490)    (238,663)   4,148,185
---------------------------------------------------------------------------

     REASONS FOR THE ADJUSTMENTS

Under U.S. GAAP, as explained above, the right to purchase the Hedge Bond was not considered an asset under CON 6 until fiscal year 2006, when 90.8% of such bond was delivered to the Bank.

At the end of 2004 and 2005, the Hedge Bond was pending receipt in full. Therefore, for U.S. GAAP purposes, the amounts recognized under Argentine Banking GAAP had to be fully reversed as the Hedge Bond to be received was not considered to be an asset under U.S. GAAP. With the delivery to the Bank of 90.8% of the Hedge Bond, the adjustment made the prior year was reversed in the same proportion, as the Bank had acquired control of 90.8% of the asset that previously was not recognized as such. The remaining 9.2% of the Hedge Bond pending receipt was treated as explained above.

Hedge Bond to be Received - Associated Liability

In thousands of pesos                     2004          2005        2006
----------------------------------     ----------   ----------   ----------
HEDGE BOND TO BE RECEIVED -
 LIABILITY, UNDER:
  Argentine Banking GAAP               (2,880,071)  (3,296,649)     336,838
  U.S. GAAP                                     -            -      375,465
U.S. GAAP ADJUSTMENTS:
  To Equity                             2,880,071    3,296,649      (38,627)
  To Income                               163,925      416,578   (3,335,276)
---------------------------------------------------------------------------

     REASONS FOR THE ADJUSTMENTS

The liability under U.S. GAAP was recognized when the Bank actually entered into the financing arrangement with the Argentine Central Bank. Before such moment, this liability was not recognized as such under U.S. GAAP. Therefore, the amounts recognized for this liability under Argentine Banking GAAP were reversed under U.S. GAAP until the moment when the Bank entered into such liability in December 2006. At such date the Bank entered into 90.8% of the liability, therefore the same proportion

Mr. John P. Nolan
Securities and Exchange Commission
October 31, 2007
Page 32

of the adjustment previously made was reversed as of December 31, 2006. The remaining 9.2% of the liability was recognized as explained above.

As required by the Staff's Comment Letter, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o the Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Tomer Pinkusiewicz (212-819-8871) or Anita Girdhari (212-819-2555) of White & Case LLP.

                                                        Sincerely,


                                                        /s/ Tomer Pinkusiewicz
                                                        ------------------------
                                                        Tomer Pinkusiewicz